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SEC Mail Processing Section FEB 28 2012 Washington, DC 123

AB 3/19

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard, Suite 350

(No. and Street)

Minneapolis	MN	55426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry O. Bumgardner, President 1-800-234-1287

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.

(Name – *if individual, state last, first, middle name*)

1303 South Frontage Road, Suite 3	Hastings	MN	55033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/12

OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry Bumgardner
Signature

President
Title

Lizabeth J. Lundin
Notary Public

Lizabeth J. Lundin
Notary Public
Minnesota
My Commission Expires January 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2011

TABLE OF CONTENTS

	PAGE
Form X-17A-5 Facing Page and Oath	1
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

INDEPENDENT AUDITOR'S REPORT

Stockholders
Gardner Financial Services, Inc.

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplementary schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

LEWIS, KISCH + ASSOCIATES, LTD.

January 14, 2012

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Cash and Equivalents	$ 36,841
Cash on Deposit with Clearing Organization	10,000
Representative Receivable and Advances	806
Commissions Receivable	64,870
Investments	173,868
Other Assets	3,034
Total Assets	289,419
LIABILITIES	
Commissions Payable	51,788
Accounts and Accruals Payable	32,349
Total Liabilities	84,137
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares	5,400
Additional Paid-In Capital	54,088
Retained Earnings	145,794
Total Stockholders' Equity	205,282
Total Liabilities and Stockholders' Equity	289,419

See accompanying notes to financial statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenue	
Commissions	$ 1,863,732
Management Services Income	60,000
Investment Earnings (Losses)	(15,287)
Total Revenue	1,908,445
Expenses	
Payroll and Related Taxes	234,359
Commissions Expense	1,376,605
Clearing House Expenses	70,488
Employee Benefits and Donations	14,939
License and Registration Fees	300
Office Expense	33,594
Leasing and Vehicle Expense	12,115
Meals and Entertainment	14,427
Professional Fees	29,429
Compliance Expense	22,225
Office Rent	28,596
Telephone	8,290
Travel, Training and Conferences	5,780
Insurance, Equipment and Other	23,479
Total Expenses	1,874,626
Net Income	33,819

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2010	540,000	$ 5,400	$ 54,088	$ 196,139	$ 255,627
Net Income for the Year				33,819	33,819
Shareholder Distributions				(84,164)	(84,164)
Balance, December 31, 2011	540,000	5,400	54,088	145,794	205,282

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash Flows from (to) Operating Activities	
Net Income	$ 33,819
Adjustments to Reconcile Net Income to Net Cash from (to) Operating Activities:	
Decrease in Representative Receivable and Advances	3,620
Decrease in Commissions Receivable	37,336
Decrease in Investments	15,287
Decrease in Other Assets	235
(Decrease) in Commissions Payable	(32,745)
Increase in Accounts and Accruals Payable	842
Net Cash provided by Operating Activities	58,394
Cash Flows (to) Financing Activities	
Distributions	(84,164)
Net (Decrease) in Cash and Equivalents	(25,770)
Cash and Equivalents, Beginning of Year	62,611
Cash and Equivalents, End of Year	36,841

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker-dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement date basis, based on documentation received from the clearing entity and processed by the firm.

Accounting Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

Subsequent Events – Subsequent events have been evaluated through January 14, 2012, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

3. Investments

Funds have been invested in mutual funds and are carried at market value determined as under Level 1 at quoted prices in active markets:

Mutual Funds	$173,868

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs generally are based on indirect information, such as quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. Level 3 inputs, which are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price assets, and are developed using the best information available in the circumstances. Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. As shown above, the Company measures fair value using Level 1 inputs available for all of its investment assets. Level 2 inputs and Level 3 inputs are only used when Level 1 inputs are not available.

4. Rule 15c3-3 Exemption

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

5. Operating Leases

The Company leases office space under a five year lease that began June, 2007. The gross annual rental expense for the year ended December 31, 2011 was $28,596.

The Company leases two vehicles. The lease expense for the year ended December 31, 2011 was $9,359.

Minimum rental commitments to future years are:

2012	$29,730
2013	3,839
2014	640
Total	34,209

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $169,321, which was $119,321 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2011 was .50 to 1.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

8. Management Services

The Company charges a related entity for office space and management services that it provides. For 2011, the Company had an agreement to provide management services to the related entity for $5,000 per month. Management services income was $60,000 for the year ended December 31, 2011. The agreement has been amended, effective January 1, 2012, to require monthly payments of $6,200.

9. Income Taxes

The Company has evaluated for uncertain tax positions and management has determined there are no uncertain tax positions as of December 31, 2011. Tax returns for the past three tax years remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

1. Total Ownership Equity from Statement of Financial Condition		$ 205,282
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		205,282
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		205,282
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Statement of Financial Condition	$ 9,881	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges		
D. Other Deductions and Changes		
Total Deductions and Changes		9,881
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		195,401
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities		26,080
D. Undue Concentration		
E. Other		
10. Net Capital		169,321
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	84,137	
Total Aggregate Indebtedness	84,137	
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50,000
Net Capital in Excess of Requirements		119,321
Net Capital as Above		169,321
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		160,907
Ratio: Aggregate Indebtedness to Net Capital		.50 to 1

See independent auditor's report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

Computations for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2011.

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2011.

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2011 (for which instructions to reduce to possession or control had been issued as of December 31, 2011 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

   Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   Not Applicable

See independent auditor's report.

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements of Gardner Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

January 14, 2012